amendment

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15049091

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 13 2015
REGISTRATIONS BRANCH
17

SEC FILE NUMBER
8-50043

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAROLINA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9121 ANSON WAY, SUITE 200
(No. and Street)

RALEIGH (City) NC (State) 27615 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW G. BURCH 919-645-9922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIVES & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

702 OBERLIN ROAD, SUITE 410 (Address) RALEIGH (City) NC (State) 27605 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW G. BURCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAROLINA SECURITIES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA R SORRELL
Notary Public
Wake County
NORTH CAROLINA

Andrew G. Burch
Signature

President
Title

Jessica R Sorrell exp. January 20, 2019
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carolina Securities, Inc.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014
AND INDEPENDENT AUDITORS' REPORT

Carolina Securities, Inc.

Table of Contents

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

INDEPENDENT AUDITORS' REPORT

To The Shareholder
Carolina Securities, Inc.
Raleigh, North Carolina

We have audited the accompanying financial statements of Carolina Securities, Inc. (a North Carolina corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Carolina Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Carolina Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital pursuant to SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Carolina Securities, Inc.'s financial statements. The supplemental information is the responsibility of Carolina Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rives & Associates LLP

Raleigh, North Carolina
February 10, 2015

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone: 919-832-6848
Fax: 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone: 336-248-8281
Fax: 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208
Phone: 704-372-0960
Fax: 704-372-1458

Carolina Securities, Inc.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:		
Cash	$	17,814
Prepaid expenses		1,028
Deposits		4,097
Total current assets		22,939
FURNITURE AND EQUIPMENT		
Less accumulated depreciation		
Furniture and equipment - net		-
TOTAL	$	22,939

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	1,147
Deferred rent		789
Total current liabilities		1,936
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 100,000 shares authorized, 200 shares issued and outstanding		2
Additional paid-in capital		89,433
Accumulated deficit		(68,432)
Total stockholder's equity		21,003
TOTAL	$	22,939

See Independent Auditors' Report and
Notes to Financial Statements.

Carolina Securities, Inc.

STATEMENT OF OPERATIONS
DECEMBER 31, 2014

REVENUE:	
Private placement fees	$ 15,500
OPERATING EXPENSES:	
Education & Seminars	118
Information Technology	851
Telecommunications	2,748
Office Expense	1,295
Advertising and Marketing	2,095
Postage and Delivery	381
Automobile Expense	25
Computers & Related	624
Regulatory Fees	963
Dues and Subscriptions	1,044
Office Supplies	402
Printing and Reproduction	2
Professional Fees	6,995
Rent	11,212
Travel & Entertainment	2,546
Total expenses	31,301
Net loss	$ (15,801)

See Independent Auditors' Report and
Notes to Financial Statements.

Carolina Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock				
	No. Shares	Amount	Additional paid-in capital	Retained earnings (Accumulated deficit)	Total
Balance, DECEMBER 31, 2013	200	$ 2	$ 68,713	$ (52,631)	$ 16,084
Net Loss				(15,801)	(15,801)
Dividends					-
Additional paid-in capital			$ 20,720		20,720
Balance, DECEMBER 31, 2014	200	$ 2	$ 89,433	$ (68,432)	$ 21,003

See Independent Auditors' Report and
Notes to Financial Statements.

Carolina Securities, Inc.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:		
Net income	$	(15,801)
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in deposits		(1,630)
Increase in prepaid expenses		(178)
Increase in accounts payable and accrued expenses		742
Increase in deferred rent		789
Net cash used by operating activities		(16,079)
Adjustments to reconcile net income to net cash provided by financing activities		
Additional Paid in Capital		20,720
Net cash provided by financing activities		20,720
NET INCREASE IN CASH		4,641
CASH AT BEGINNING OF YEAR		13,173
CASH AT END OF YEAR	$	17,814

See Independent Auditors' Report and
Notes to Financial Statements.

Carolina Securities, Inc.

NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Carolina Securities, Inc. (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on **June 11, 1997**. The Company is an independent, private equity placement and advisory firm focused on fund formation and marketing for highly differentiated, alternative institutional investment managers.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenues from services are recognized from transactions when the equity placement or other services closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.

The Company has adopted the provisions of Accounting Standards Codification 740, *Income Taxes (ASC 740).* Under ASC 740, the Company must recognize the tax benefit associated with tax taken for tax return purposes when it is more likely than not the position will be sustained. The implementation had no impact on the Company's financial statements. The Company does not believe that there are any material uncertain tax positions and, accordingly, it will not recognize any liability for unrecognized tax benefits. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress. The Company believes it is no longer subject to income tax examinations for the years prior to 2009.

At December 31, 2014, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Advertising Costs

Advertising costs, if any, are charged to expenses as incurred. The Company incurred $2,095 of advertising costs for the year ended December 31, 2014.

3. INCOME TAXES

Deferred income taxes result primarily from temporary differences in financial reporting and income tax reporting of certain assets and liabilities as well as operating loss carryforwards. Deferred income tax assets or liabilities are classified as current of non-current based on the expected date of realization. A valuation allowance is used against deferred tax assets if the benefit derived from the deferred tax asset may not be fully realized. At December 31, 2014 the deferred tax asset balance resulting from net operating loss carryforwards totaled $14,032 with a valuation allowance of $14,032 and expiration dates between 2024 and 2033.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1). At December 31, 2014, the Company had net capital of $15,878 which was $10,878 in excess of its required net capital of $5,000 The Company's percentage of aggregate indebtedness to net capital was 12.19%.

5. COMMITMENTS AND CONTINGENCIES

The Company has an obligation for its office under an operating lease effective May 01, 2014 with an initial non-cancellable term of 13 months ending June 30, 2015. Future minimum rental payments under the office premises lease for 2015 is $5,125.

6. CONCENTRATION

All of the Company's private placement revenue was earned from one customer.

7. RELATED PARTY TRANSACTIONS

One of the members of the Company personally guarantees their operating lease for which the Company leases its office space (see note 4).

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company maintains a "Special Account for the Exclusive Benefit of customers."

9. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

10. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Carolina Securities, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

	SCHEDULE 1
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 21,003
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Prepaid rent and deposits	(5,125)
NET CAPITAL	$ 15,878
AGGREGATE INDEBTEDNESS -	
Accounts payable and accrued expenses	1,147
Deferred rent	789
Total aggregate indebtedness	$ 1,936
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 5,000
Excess net capital	10,878
Excess net capital at 1,000 percent	9,878
Percentage of aggregate indebtedness to net capital	12.19%
RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2014)	
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 15,878
Audit adjustments:	
Decrease in non-allowable property and equipment - net due to depreciation adjustment	
Decrease in stockholder's equity due depreciation adjustment	
Difference in owners equity qualified for Net Capital - cause unknown	
Net Capital as reported in the preceding calculation	$ 15,878

Member:
American Institute of
Certified Public Accountants

R&A
Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Report of Independent Registered Public Accounting Firm

To the Shareholder
Carolina Securities, Inc.
Raleigh, North Carolina

We have reviewed management's statements, included in the accompanying Annual Exemption Report, in which (1) Carolina Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Carolina Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Carolina Securities, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Carolina Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carolina Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rives & Associates LLP

Raleigh, North Carolina
February 10, 2015

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone: 919-832-6848
Fax: 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone: 336-248-8281
Fax: 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208
Phone: 704-372-0960
Fax: 704-372-1458

Carolina Securities, Inc.

(MEMBER FINRA)

BROKER DEALERS ANNUAL EXEMPTION REPORT

Carolina Securities, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Carolina Securities, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception.

Andrew Burch

January 29, 2015